Exhibit 99.3
PROPERTY VALUATION REPORT
The following is the text of a letter and valuation report prepared for the purpose of incorporation in this document received from Savills Valuation and Professional Services Limited, an independent valuer, in connection with their opinion of value of the Property as at March 31, 2022.

The Directors Noah Holdings Private Wealth and Asset Management Limited 34 Floor, Tower Two Times Square, 1 Matheson Street Causeway Bay, Hong Kong	Savills Valuation and Professional Services Limited Room 1208, 12/F 1111 King’s Road Taikoo Shing, Hong Kong T: (852) 2801 6100 F: (852) 2530 0756 EA LICENCE: C-023750 savills.com
June 30, 2022
Dear Sirs,
RE:
NOAH WEALTH CENTER, NO. 218 SHAOHONG ROAD AND NOS. 1226 AND 1256 SOUTH SHENBIN ROAD, MINHANG DISTRICT, SHANGHAI, THE PEOPLE’S REPUBLIC OF CHINA (THE “PROPERTY”)

INSTRUCTIONS
In accordance with the instructions from Noah Holdings Private Wealth and Asset Management Limited (the “Company”) for us to value the Property situated in the People’s Republic of China (the “PRC”) in which the Company and its subsidiaries (hereinafter together referred to as the “Group”) have interests, we confirm that we have carried out an inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of value of the Property as at March 31, 2022 (the “valuation date”) for incorporation in a public offering document.
BASIS OF VALUATION
Our valuation of the Property is our opinion of its market value which we would define as intended to mean “the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion”.
Moreover, market value is understood as the value of an asset or liability estimated without regard to costs of sale or purchase (or transaction) and without offset for any associated taxes or potential taxes.
Our valuation has been undertaken in accordance with the HKIS Valuation Standards 2020 of The Hong Kong Institute of Surveyors (“HKIS”), which incorporates the International Valuation Standards (“IVS”), and (where applicable) the relevant HKIS or jurisdictional supplement. We have also complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IDENTIFICATION AND STATUS OF THE VALUER
The subject valuation exercise is handled by Mr Anthony C.K. Lau, who is a Director of Savills Valuation and Professional Services Limited (“SVPSL”) and a member of HKIS (General Practice Division) with over 29 years’ experience in valuation of properties in the PRC and has sufficient knowledge of the relevant market, the skills and understanding to handle the subject valuation exercise competently.
Prior to your instructions for us to provide valuation services in respect of the Property, SVPSL and Mr Lau did not involve in valuation of the Property in the last 12 months. However, Savills Real Estate Valuation (Guangzhou) Limited Shanghai Branch, which is one of the companies in Savills Group, involved in valuation of the Property for internal reference in the aforesaid period.
We are independent of the Group. We are not aware of any instances which would give rise to potential conflict of interest from SVPSL or Mr Lau in the subject exercise. We confirm SVPSL and Mr Lau are in the position to provide objective and unbiased valuation for the Property.
VALUATION METHODOLOGY
In undertaking our valuation of the Property, which is held by the Group for owner occupation in the PRC, we have adopted the income capitalization method whereby the rental incomes of contractual tenancies are capitalized for the unexpired terms of tenancies. We have also taken into account the reversionary market rents after the expiry of tenancies in capitalization.
We have also considered the direct comparison method for cross-checking purpose. In this regard, we have made reference to sales of comparable properties as available in the market.
TITLE INVESTIGATION
We have been provided with copies of title documents relating to the Property. However, we have not searched the original documents to verify ownership or to ascertain the existence of any amendments which may not appear on the copies provided to us. In the course of our valuation, we have been provided with a copy of the legal opinion issued by the Company’s PRC legal adviser, Zhong Lun Law Firm, regarding the title to the Property in the PRC.
SOURCES OF INFORMATION
In the course of our valuation, we have relied to a considerable extent on information given by the Group and also accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, site and floor areas, completion date, tenancy agreements and all other relevant matters. Dimensions, measurements and areas included in the valuation report are based on the information contained in the documents provided to us and are therefore only approximations. No on-site measurements have been taken. We have no reason to doubt the truth and accuracy of the information provided to us by the Group, which is material to our valuation. We are also advised by the Group that no material facts have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view.
VALUATION ASSUMPTIONS
In valuing the Property in the PRC, unless otherwise stated, we have assumed that transferable land use rights of the Property for its specific terms at nominal annual land use fees have been granted and that any premium payable has already been fully paid. Unless otherwise stated, we have also assumed that the owner of the Property has good legal title to the Property and has free and uninterrupted rights to occupy, use, transfer or lease the Property for the whole of the unexpired term as granted.
No allowance has been made in our valuation for any charges, mortgages or amounts owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

SITE INSPECTION
We have inspected the exterior of the Property and, where possible, the interior of the Property. Site inspection of the Property was undertaken by Mr Tony Li (MRICS, CIREA) of our Shanghai office on February 23, 2022. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report that the Property is free from rot, infestation or any other structural defect. No test has been carried out to any of the services.
CURRENCY
Unless otherwise stated, all money amounts stated are in Renminbi (“RMB”).
We enclose herewith our valuation report.
Yours faithfully, For and on behalf of Savills Valuation and Professional Services Limited Anthony C K Lau MRICS MHKIS RPS(GP) Director

Note:
Mr Anthony C.K. Lau is a professional surveyor who has over 29 years’ experience in valuation of properties in the PRC.

VALUATION REPORT
The Property held for owner occupation by the Group in the PRC
Property	Description and tenure	Particulars of occupancy	Market value in existing state as at March 31, 2022
Noah Wealth Center, No. 218 Shaohong Road and Nos. 1226 and 1256 South Shenbin Road, Minhang District, Shanghai, PRC
Noah Wealth Center (the “Development”) is a commercial development erected on a parcel of land with a site area of approximately 15,700.25 sq m and was completed in 2017.
The Development is situated in the southeast of Suhong Road, northeast of Shenbin South Road, northwest of Shaohong Road and southwest of Shenwu Road of Minhang District in Shanghai. The locality has been developing into a regional business center known as Hongqiao Business District. Developments in the neighbourhood mainly comprise office buildings and shopping outlets. It takes about 5 minutes’ walking distance to Hongqiao Train Station and 10 minutes’ walking distance to Shanghai Hongqiao International Airport.

As at the valuation date, portion of the Property with a total gross floor area of approximately 24,739.26 sq m was subject to various tenancies with the latest term due to expire on August 31, 2024 at a total monthly rent of approximately RMB4,500,000.
The remaining portions of the Property were either vacant or occupied by the Group.
RMB2,510,000,000 (Renminbi Two Billion Five Hundred and Ten Million) (100% interests attributable to the Group: RMB2,510,000,000 (Renminbi Two Billion Five Hundred and Ten Million))

Property	Description and tenure	Particulars of occupancy	Market value in existing state as at March 31, 2022
The Property comprises four office buildings together with a shopping mall, an underground car park and ancillary facilities with a total gross floor area of approximately 72,211.42 sq m. Details of its usages and approximate gross floor areas are listed as follows:

The land use rights of the Property have been granted for two concurrent terms expiring on August 24, 2051 for commercial and cultural recreation uses and August 24, 2061 for office and exhibition uses respectively.

Notes:
1.
Pursuant to two Real Estate Title Certificates — Hu (2021) Min Zi Bu Dong Chan Quan Nos. 061683 and 061684, the building ownership rights of the Property with a total gross floor area of approximately 72,211.42 sq m together with its corresponding land use right with a site area of approximately 15,700.25 sq m are vested in Shanghai Nuohong Real Estate Co., Ltd. (上海諾虹置業有限公司) (“Shanghai Nuohong”), a wholly-owned subsidiary of the Company, for two concurrent terms expiring on August 24, 2051 for commercial and cultural recreation uses and August 24, 2061 for office and exhibition uses respectively.

2.
We have been provided with a legal opinion on the title to the Property issued by the Company’s PRC legal adviser, which contains, inter alia, the following information:

i.
Shanghai Nuohong has legally obtained the real estate rights of the Property and is entitled to occupy, use, earn profit from and dispose of the Property under the PRC laws; and

ii.
the Property is not subject to any mortgages, seizures or freezes.

3.
In undertaking our valuation of the Property, we have made reference to various market comparables of similar developments which have characteristics comparable to the Property. The unit rents of these comparables are in a range between RMB210 and 300 per sq m per month for commercial units (Level 1), between RMB200 and 240 per sq m per month for office units and between RMB1,000 and 1,100 per lot per month for car parking spaces. Due adjustments to the unit rates of these comparables have been made to reflect factors including but not limited to time, location, size, building age and building quality in arriving at the key assumptions.